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                                  Filed by Chicago Title Corporation Pursuant to
                                  Rule 425 under the Securities Act of 1933
                                  Subject Company: Chicago Title Corporation.
                                  Registration File No.: 333-89163

CONTACT:

MEDIA                                                       ANALYSTS
-----                                                       --------
BARBARA HARMS                                               TOSHIE DAVIS
312-223-2461                                                312-223-4788

FOR IMMEDIATE RELEASE

             CHICAGO TITLE CORPORATION STOCKHOLDERS APPROVE MERGER
                     WITH FIDELITY NATIONAL FINANCIAL, INC.

CHICAGO, IL., FEBRUARY 11, 2000--Chicago Title Corporation (NYSE: CTZ) today announced that its stockholders approved the proposed merger of Chicago Title with Fidelity National Financial, Inc. (NYSE: FNF) at a special meeting of its stockholders held today. Fidelity's stockholders approved the merger on February 9, 2000.

John Rau, Chicago Title's president and chief executive officer, stated, "We are pleased that our shareholders have confirmed the many benefits of the merger of Chicago Title with Fidelity. This represents an important step in moving the transaction to completion." Stockholders were previously advised, in forms they received for their election of consideration to be received in the merger, that completion of the merger was expected to occur on or about, but no earlier than, February 28, 2000. The parties now anticipate that the merger will be completed on March 1, 2000, subject to the receipt of all necessary regulatory approvals and the satisfaction of other conditions.

Chicago Title Corporation, through its subsidiaries, provides title insurance, escrow and closing services as well as property valuation, credit information, default management and flood compliance products through a network of more than 340 offices and approximately 4,300 agents nationwide. Chicago Title Corporation's title insurance subsidiaries --Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co. -- issue approximately one in every five title insurance policies in the United States. Subsidiaries furnishing other real estate-related products include Chicago Title Flood Services Inc., Chicago Title Credit Services Inc., Chicago Title -- Market Intelligence Inc. and Chicago Title Field Services Inc.

The statements made in this press release contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Act of 1934 that involve a number of uncertainties and risks that could


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significantly affect current plans and anticipated actions and Chicago Title's future financial condition and results. In addition to the matters described in this press release, risk factors listed from time to time in Chicago Title's reports and filings with the Securities and Exchange Commission may affect the results achieved by Chicago Title.

Investors are urged to read the Registration Statement on Form S-4 filed by Fidelity, which relates to the shares of Fidelity common stock to be issued in the merger and includes the joint proxy statement/prospectus of the parties in respect of the merger. The Registration Statement (and other filings of the parties incorporated by reference therein) are available for free at the Securities and Exchange Commission's web site (www.sec.gov). Investors also may obtain copies of the joint proxy statement/prospectus and Chicago Title SEC filings for free from Chicago Title.

Note: For further information on Chicago Title's products and services, visit the company's web site at http://www.ctt.com.